UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2012 (first filing)

Commission File Number: 0-49888

Randgold Resources Limited

(Translation of registrant’s name into English)

3rd Floor, Unity Chambers,

28 Halkett Street, St Helier,

Jersey JE2 4WJ, Channel Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Attached to the Registrant’s Form 6-K filing for the month of January 2012, and incorporated by reference herein, is:

Exhibit No.	Description

1.	Release, dated January 20, 2012, entitled “Partnerships Conquer Challenges at Tongon”.

2.	Release, dated January 24, 2012, entitled “Gounkoto Boosts Loulo Complex as Development Continues”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD RESOURCES LIMITED

By:	/s/ David Haddon
David Haddon
Group Company Secretary

Dated: January 27, 2012

Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

PARTNERSHIPS CONQUER CHALLENGES AT TONGON

Abidjan, Côte d’Ivoire, 20 January 2012 – Randgold Resources’ new gold mine at Tongon in Côte d’Ivoire – nurtured as a project through a civil war and then successfully commissioned in the final quarter of 2010 during the post-election disturbances – represents a triumph of the company’s philosophy of partnering with its host countries, chief executive Mark Bristow said here today.

The volatile environment, the challenge of ramping up production while transitioning from oxide to sulphide ore treatment and complexities which arose in the changeover from diesel to grid power affected production. Additionally, a failure of the barring gear on the No1 mill in November led the company to revise its 2011 production guidance and the mine ended its first full year as a fully stabilised operation on track to achieve the planned average of 270 000 ounces per year going forward. Developed at a cost of some US$400 million, it is the biggest mine in Côte d’Ivoire as well as one of the largest private-sector investments in that country. It has 90 tonnes of gold reserves and an estimated 10-year life.

“When we invest in a new mine, we are also investing in the country where it is located and in that country’s people,” Bristow said. “The value we demonstrably deliver to these stakeholders builds strong and mutually beneficial relationships. It is these relationships that enabled us to develop and commission Tongon in the face of many obstacles.”

He noted that of the 410 people employed at Tongon by Randgold, 382 were Ivorian, many of them recruited from nearby villages, while the contractors’ complement of 773 included 727 national personnel.

“As a matter of principle we employ a very high proportion of local nationals wherever we operate, and we insist that our contractors do the same. This not only creates employment in remote and often deprived areas, but also transfers valuable skills which will open up future opportunities for these people,” he said.

Bristow cited the cooperation between Randgold and the Ivorian power utility as another example of partnership in action. Tongon has now been plugged into the national power grid, making it the first Randgold mine which does not have to rely on self-generated electricity. Access to this power is a significant cost advantage to the mine, but the roll-out of the grid into the north of the country also benefits the local communities.

“Mining in Africa should be about sustainability and not short-term gain. That’s why Randgold’s growth strategy is a long-term one, focused on creating lasting value for all its stakeholders,” he said.

Randgold Resources enquiries:

Chief Executive Mark Bristow +44 788 071 1386 / +223 66 75 01 22	Financial Director Graham Shuttleworth +44 1534 735 333 / +44 779 771 1338

Group Operations Manager: West Africa Samba Touré +223 66 75 77 41 / +223 20 20 16 94	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 / randgoldresources@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2010 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2011. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.

Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

GOUNKOTO BOOSTS LOULO COMPLEX AS DEVELOPMENT CONTINUES

Loulo, Mali, 24 January 2012 – A robust contribution from the new Gounkoto mine enhanced the capacity and flexibility of Randgold Resources’ Loulo complex to increase gold production in 2011 despite the substantial challenges presented by the development of two underground mines and the plant expansion.

Gounkoto accounted for a significant part of the complex’s annual production, giving Loulo the capacity to grow overall output while getting its Yalea underground mine on track and pressing ahead with the Gara underground development. Because it accesses the Loulo infrastructure on a toll basis, Gounkoto is expected to recoup its relatively low capital cost by the end of the first quarter of 2012. This means among other things that the State of Mali, a 20% shareholder, will get the benefit of an early dividend as well as full ownership of its stake.

The Mali government has agreed to split the Loulo mining permit, making Gounkoto a standalone operation. Chief executive Mark Bristow said this was a further instance of the importance of Randgold’s philosophy of fostering mutually beneficial partnerships with its host countries.

Bristow also said the Loulo complex represented a textbook illustration of the effectiveness of Randgold’s strategy of creating value through discovery and development, as well as of its commitment to building sustainably profitable businesses.

“The complex has grown from an 800 000 ounce resource to a fully integrated, long-life opencast and underground operation, targeting production of 500 000 ounces this year. With 9 million ounces of reserves, significant grades and a huge upside, it will be profitable at any realistically conceivable gold price,” he said.

Meanwhile, Gounkoto’s contribution has enabled Randgold to implement the drastic remedial measures it promised last year to get the stuttering Yalea underground development on track. A new team led by mining general manager Ted de Villiers, underground manager Mamou Toure and operations manager George Lawrie, has completed a complete redesign of the underground operations, addressed the geotechnical and ventilation issues, upgraded the infrastructure and produced a solid two-year plan to achieve all targets.

“Our aim is to build up the Yalea and Gara underground ore tonnage from the current 100 000tpm to 190 000tpm by the end of the year. Once we’ve reached steady state in 2013, we’ll be able to optimise the development to reduce costs,” says de Villiers.

“As we pointed out last year, the comprehensive review of all aspects of Yalea inevitably brought with it some short-term inflexibility which impacted on its 2011 performance, but we’re now rapidly catching up through a much-improved development rate and the build-up of the mining reserve. Over at Gara, meanwhile, the lessons we learned at Yalea have helped us to keep this development on track from the start. Gara has already accessed first ore and is well set to achieve its 2012 tonnage target.”

Bristow adds that underground mining is clearly going to be an important leg of Randgold’s business in future, and at Yalea it is not only establishing a strong Malian team but building a core underground skills base for the company.

“We believe that to operate sustainably in an emerging country one should develop the local people rather than rely on expatriate skills,” he said.

RANDGOLD RESOURCES ENQUIRIES: Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338

Group Operations Manager: West Africa Samba Touré +223 66 75 77 41 +223 20 20 16 94	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgoldresources@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2010 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2011. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.